To:	“rupertk@sec.gov” <rupertk@sec.gov>

cc:	“Pangas, Harry S.” <Harry.Pangas@sutherland.com>

Subject:	Fifth Street Finance Corp.—N-2 Response Letter

Kevin,

Please find attached a draft letter responding to comments issued on Fifth Street’s N-2 registration statement, as well as a copy of the N-2 marked against the prior filing on January 18. We appreciate your review and are available to discuss at your convenience. Upon incorporating any further comments you may have, we plan to file the N-2/A and final response letter.

We will file this email and attachments as supplemental correspondence via EDGAR.

Regards,

Brad

February [    ], 2013

VIA E-MAIL

Mr. Kevin Rupert

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Fifth Street Finance Corp.

Registration Statement on Form N-2

File No.: 333-186101

Dear Mr. Rupert:

On behalf of Fifth Street Finance Corp. (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company in a letter dated February 4, 2013 relating to the Company’s shelf registration statement on Form N-2 (File No. 333-186101) (the “Registration Statement”), which was filed by the Company with the SEC on January 18, 2013. The Staff’s comments are set forth below in italics and are followed by the Company’s responses.

Prospectus Cover Page

1.	Disclose that the debt securities in which the Company invests will generally be considered below investment grade, which are also known as “junk securities” and that indebtedness below investment grade quality has predominately speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. Also disclose, if true, that a material amount of the Company’s debt investments will not fully amortize during their lifetime, which could result in a substantial loss to the Company if the portfolio company is unable to refinance or repay the debt at maturity.

The Company advises the Staff that the prospectus cover page discloses that the debt securities in which the Company invests will generally be considered below investment grade. Such disclosure is repeated on page 1 of the prospectus with additional detail that such securities are also known as “junk securities” and that

Mr. Kevin Rupert

February [    ], 2013

indebtedness below investment grade quality has predominately speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. After such disclosure on page 1 of the prospectus, the Company has disclosed the percentage of its debt portfolio for which issuers are not required to make any principal payments on the debt securities held by it until the maturity of such debt securities.

2.	Add disclosure in the leverage section that leverage will make the Company’s net asset value per share (“NAV”) more volatile.

The Company has revised the disclosure accordingly.

3.	The following comments should be addressed in the fee table and Example that is included in the current prospectus, as well as in any prospectus supplement used with any offering from this shelf registration statement that triggers the need to include a fee table and Example. Any such fee table and Example should also be updated in accordance with current staff positions regarding an increase in expense.

The Company acknowledges the Staff’s comment.

4.	We note the absence of the Ac quired Fund Fees & Expenses line item from the Company’s fee table. Please confirm to us in your response letter that the Company will not in the upcoming year make investments at the level that triggers the need for the additional line item of Acquired Fund Fees & Expenses. If no such additional line item is required, please indicate in your response letter that any Acquired Fund Fees & Expenses is nonetheless included in “Other Expenses” or that the Company does not intend to invest in any “Acquired Funds.”

Although the Company has made investments in “Acquired Funds” (as such term is defined in the SEC’s Form N-2), the Company confirms that such investments fall, and are expected during the upcoming year to continue to fall, within the exception to the “Acquired Fund Fees and Expenses” disclosure set forth in Form N-2, which states that “[i]n the event the fees and expenses incurred indirectly by the Registrant as a result of investment in shares of one or more Acquired Funds do not exceed 0.01 percent (one basis point) of average net assets of the Registrant, the Registrant may include these fees and expenses under the

Mr. Kevin Rupert

February [    ], 2013

subcaption ‘Other Expenses’ in lieu of this disclosure requirement.” As a result, the Company has included the fees and expenses incurred indirectly by the Company as a result of its investments in “Acquired Funds” in the line item entitled “Other Expenses” in the “Fees and Expenses” table.

5.	Total expenses of 9.37% are disclosed in the fee table. The financial highlights on page F-58 show expenses of 9.95%. In your response please explain the reason for the difference.

The Company advises the Staff that the total expense ratio in the financial highlights table (9.95%) is calculated based on the average net assets of the Company for the fiscal year ended September 30, 2012, while the total expense ratio in the fee table (9.37%) is calculated based on the net assets of the Company as of September 30, 2012. Although the Company’s estimated expenses for the next twelve months (as used in the fee table) are greater than the Company’s actual expenses for the year ended September 30, 2012 (as used in the financial highlights table), the Company’s estimated expenses as a percentage of net assets are less than actual expenses given the increase in the Company’s net assets and the efficiencies the Company realizes upon spreading its expenses over a larger asset base.

6.	The last sentence in footnote (4) should be revised by inserting the word “all” immediately prior to the word “estimated” in the same sentence. Please confirm that all associated common stock prospectus supplements will be adjusted accordingly.

The Company has revised the disclosure accordingly and confirms that all associated common stock prospectus supplements will be adjusted accordingly.

7.

On October 12, 2012, the Company filed a Rule 497 takedown to offering $75,000,000 in aggregate principal amount of 5.875% senior notes due 2024 (“Notes”). The Notes will mature on October 30, 2024 and the Company will pay interest on the Notes on January 30, April 30, July 30 and October 30 of each year, beginning on January 30, 2013. The Notes are issued in minimum denominations of $25 and integral multiples of $25 in excess thereof. The disclosure on page S-7 of this filing states that “[w]e estimate that the net proceeds we receive from the sale of the $75.00 million aggregate principal amount of Notes in this offering will be approximately $72.45 million, after deducting the underwriting discounts and commissions of $2.25 million payable by us and estimated offering expenses of approximately $300,000 payable by us.” Please explain where these expenses are located in the Company’s fee tables used

Mr. Kevin Rupert

February [    ], 2013

to offer its common stock, both immediately before and immediately after the Note offering. Revise the content of the common stock fee table for future note issuance as needed, paying attention to offering cost and underwriting discounts and commissions.

The Company advises the Staff that the above-referenced expenses were included in “Other Expenses” in the fee table in the prospectus supplement for the offering of its common stock that followed the Notes offering. The Company did not include the above-referenced expenses in the fee table in the prospectus supplement for the offering of its common stock that preceded the Notes offering given the fact that the Company did not expect to issue debt securities in the twelve months following such common stock offering.

In the fee table to all future prospectus supplements for the offering of its common stock, the Company will include the estimated amortization of its debt securities offering expenses in the “Interest payments on borrowed funds (including other costs of servicing and offering debt securities)” line item (underlined verbiage has been added). Also, in the footnote to such line item, the Company will include an estimate of debt securities offering expenses to be incurred over the next twelve months. The Company has removed the “Debt securities offering expenses to be borne by holders of common stock” line item from the fee table of the forms of prospectus supplements given the above changes and the fact that such expenses are not stockholder transaction expenses for common stock offering transactions.

8.	On December 3, 2012 the Company filed a Rule 497 takedown to offer 14,000,000 shares of its common stock. We note that the management fee disclosed in the fee table was 5.30% and that footnote (4) thereto states “[o]ur base management fee under the investment advisory agreement is calculated at an annual rate of 2% of our gross assets, which includes borrowings for investment purposes of $466.3 million and excludes cash and cash equivalents of $74.4 million.” We assume the excluded amount of $74.4 million relates to the Notes discussed in comment 7 above. In addition, the Company also filed a Rule 497 takedown to offer 7,500,000 shares of its common stock on September 12, 2012. We note that the management fee disclosed in that fee table was 5.75%.

Thus, the management fee as a percentage of net assets attributable to common stock purportedly decreased from September to December, while assets under management increased. We do not believe that cash equivalent positions should be excluded from the management fee calculation, effectively reducing the management fee presented in the fee table, unless the Company actually intends

Mr. Kevin Rupert

February [    ], 2013

(and has associated prospectus disclosure), to not invest such cash equivalents during the next 12 months or that such cash equivalents will be used to repay other borrowings while maintaining that reduced leverage for the next 12 months. Please explain why the management fee (and any other associated expense disclosure) was not adjusted upward for any expense increase associated with the Notes. Please explain how this issue will be handled prospectively.

The Company advises the Staff that its cash and cash equivalents balance was $74.4 million as of September 30, 2012. In the fee table, the Company has assumed a cash and cash equivalents balance of $20.0 million and has excluded this amount from its gross assets when calculating the base management fee. The Company believes it is appropriate to exclude this amount from the calculation of the base management fee because such a level of cash and cash equivalents is below the Company’s historical balance and is therefore a conservative assumption that generally results in increased management fees (as compared to excluding the Company’s actual cash and cash equivalents balance) for purposes of the fee table.

The Company advises the Staff that it used the Company’s gross assets figure as of the date of its most recent financial statements (September 30, 2012) for calculating the base management fee in the fee table to the Company’s December 2012 prospectus supplement. In future prospectus supplement fee tables, the Company will include any increase in gross assets resulting from debt or equity issuances since the date of its most recent financial statements, including the estimated net proceeds of the offering to which the prospectus supplement relates, in the calculation of its base management fee.

9.	Please explain how the Company will ensure that all future 497 takedown filings contain an expense ratio that reflects all expenses of all existing actual leverage and all expenses of all leverage contemplated by the Company during the next 12 months.

The Company advises the Staff that it includes all expenses of servicing debt securities, including interest expenses, for its actual and contemplated leverage in the fee table for each prospectus supplement related to a takedown offering. The leverage basis for such expenses is equal to its estimated average borrowings for the subsequent twelve months and is calculated by adding estimated periodic borrowing increases to actual current borrowings. The Company will ensure to include all estimated expenses related to offering debt securities by following the procedure outlined in the second paragraph of its response to comment 7 above.

Mr. Kevin Rupert

February [    ], 2013

10.	The investments disclosed in the first full paragraph are primarily derivatives. We note that the prospectus does not appear to accurately and specifically describe the Fund’s use of derivatives in a manner customized to proposed Fund operations. The Division of Investment Management has recently made a number of observations about derivative related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, Associate Director, General Counsel, Investment Company Institute dated July 30, 2010. Please review the observations set forth in that letter and revise your disclosure concerning the use and risks of derivatives.

The Company acknowledges the Staff’s comment and advises the Staff that the Company believes that its derivative disclosure is accurate and specifically describes the Company’s use of derivatives, if any, and their risks. In particular, the Company is not currently party to any derivative contracts and has not been such a party since it terminated its interest rate swap agreement in August 2011. Please see the risk factor “We may expose ourselves to risks if we engage in hedging transactions” for additional detail on this type of hedging arrangement. The Company has not otherwise utilized derivatives as part of its investment strategy. To the extent the Company enters into such transactions in the future, it will include specific disclosure on the Company’s use of derivatives.

11.	The last paragraph on page 19 does not appear to include the leverage from the Notes, and it is unclear whether the table on page 20 does also. Please revise the disclosure and table as needed.

The Company has revised the disclosure accordingly.

12.	The Notes are not secured against any Company assets or the assets of any of its subsidiaries, likely increasing the chances that the Notes will trade at a discount sometime in the future. Is an incentive fee payable if the Company repurchases the Notes when they are trading at a discount? If so, please expand the disclosure as needed.

The Company advises the Staff that it intends to only repurchase the Notes if doing so would be beneficial to the Company and its shareholders. Disclosure regarding the incentive fee payable upon repurchase of the Company’s convertible senior notes is contained in “Management’s Discussion and Analysis

Mr. Kevin Rupert

February [    ], 2013

of Financial Condition and Results of Operations” and the Company has revised such disclosure to reference the Notes. The Company advises the Staff that the Notes are currently trading at a premium to par value.

13.	Disclose whether the proceeds from an offering of this registration statement may be used to make further repurchases and cancellations of the Company’s outstanding debt at a discount that might generate a gain thereby increasing the incentive fee payable to the Company’s Investment Adviser.

The Company refers the Staff to the “Use of Proceeds” section of the prospectus, which contains a discussion regarding the use of offering proceeds for repurchases of the Company’s convertible senior notes. The Company has revised such disclosure to reference the Notes.

14.	Please make clear which LIBOR rates are being referenced in the descriptions on this page and in other locations in the registration statement where the reference is a general use of the acronym LIBOR.

The Company has revised the disclosure accordingly.

15.	If true, please add a footnote to the table to the effect that while the Company’s distributions are generally characterized as a dividend, most such dividends are derived from the Company’s interest income and that taxable shareholder accounts will not receive the more favorable rate generally applicable to dividends, but will generally pay federal income tax at the higher rate applicable to interest income.

The Company has revised the disclosure accordingly.

16.	Please inform the staff whether the Board will review and approve in advance the valuation methodology of any third party pricing service it uses and confirm that the Board will regularly review the historical accuracy of its fair value methodologies. See Release No. IC-26299; Compliance Programs of Investment Companies and Investment Advisers,” (December 17, 2003).

Mr. Kevin Rupert

February [    ], 2013

The Company confirms that the audit committee of the Company’s Board generally oversees the appointment of any third party pricing service and periodically evaluates the performance and methodologies of any such pricing service.

17.	FSC, Inc. serves as the Company’s administrator. The Company reimburses the administrator for the allocation portion of overhead and other expenses incurred by the administrator in performing its obligations under the administration agreement, including rent and the allocable portion of the costs of compensation and related expenses of its chief financial officer and chief compliance officer, and the associated staff. Please confirm to the staff that the Board exercises appropriate oversight with respect to the equity of the allocation methodology referenced in the administration agreement. Confirm to the staff that the description of the allocated expenses describes fully all expenses allocated under the administration agreement.

The Company confirms that the Company’s Board of Directors exercises appropriate oversight with respect to the equity of the allocation of overhead and other expenses referenced in the administration agreement. The Company confirms that the description of the allocated expenses describes fully all expenses allocated under the administration agreement.

18.	Several investments (with a negative cost) in the Company’s Schedule of Investments for the year ended September 30, 2012 are referenced by footnote (11). On page F-14, footnote (11) states “[c]ost amounts represent unearned income related to undrawn commitments.” Please explain these circumstances in your response letter.

The Company advises the Staff that upfront loan fees are amortized into income over the life of the loan. Fees that have not been amortized into income are classified as unearned income and reduce the cost basis of the loan. When such fees are amortized into income over the life of the loan, they increase the cost basis, eventually to par value upon maturity. When a loan has a $0 principal balance, typically as a result of undrawn commitments, any unamortized fees are represented by a negative cost basis. The majority of the Company’s loans have positive principal balances and cost bases that are below principal value (but not negative) as a result of unamortized fees.

Mr. Kevin Rupert

February [    ], 2013

Generic Prospectus Supplements

19.	The Company should include, to the best of its knowledge, complete generic prospectus supplements, including risk factors and other available information for each prospectus supplement (e.g., the risk factors for debt securities is omitted in its entirety). If such debt securities will be unsecured against any of the Company’s assets and subordinated to other Company debt, the cover page of the prospectus supplement should be appropriately modified. The disclosure in comment 1 should also be included on the cover page of each prospectus supplement.

The Company has revised the cover page of the debt securities generic prospectus supplement to reference collateral and subordination information and revised each generic prospectus supplement in accordance with its response to comment 1. The Company advises the Staff that it cannot predict with reasonable certainty the specific terms of any future securities offering and believes that providing additional information in the generic prospectus supplements would be speculative and possibly misleading to investors. As a result, the Company believes that the current level of disclosure is appropriate.

20.	The cover page of the prospectus supplement does not appear to include a footnote to the public offering price regarding allocated interest (e.g., Plus accrued interest, if any, from XXX XX, 201X.) Please revise the disclosure as needed, or explain why pro forma language is not needed.

The Company has revised the disclosure accordingly.

21.	In your response letter, undertake to include in any prospectus supplement, as applicable, under a section captioned “Additional Underwriter Compensation” a description of the terms of any agreement that the Fund will have entered into with the underwriters for services other than share distribution, and specify the nature of the services that the underwriter has provided or will provide thereunder that differ from typical underwriting services. Please undertake to disclose whether any such fee payable thereunder is a one-time fee or whether it is payable annually, and undertake to file all such agreements as exhibits in a post-effective amendment to the registration statement.

The Company hereby undertakes to include in any prospectus supplement a section entitled “Additional Underwriter Compensation” if, pursuant to any agreement, the underwriter will receive any material compensation in addition to the underwriting discounts and commissions disclosed under the section

Mr. Kevin Rupert

February [    ], 2013

captioned “Underwriting.” If not previously filed, the Company further undertakes to file any such material agreement as an exhibit-only filing in a post-effective amendment to the Registration Statement which will become effective immediately.

Part C

22.	Please file as an exhibit the legality opinion regarding all securities being registered and related consent of counsel, with your next pre-effective amendment. In this regard, since the terms of the actual offerings from this registration statement appear to be uncertain and not yet authorized by the Company’s Board of Directors, the Company may need to undertake to file an unqualified legality of shares opinion, and related consent of counsel, in a post-effective amendment with each takedown from this shelf registration statement.

The legality opinion, and related consent of counsel, has been included as an exhibit to the Registration Statement. The Company hereby undertakes to file an unqualified legality opinion, and related consent of counsel, in a post-effective amendment with each takedown from the Registration Statement.

General

23.	Please confirm to the staff in your response letter that the Company will submit any underwritten offering to FINRA for its prior approval of the underwriting terms.

The Company confirms that it will submit any underwritten offering pursuant to the Registration Statement to FINRA for its prior approval of the underwriting terms.

24.	We may have additional comments on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in pre-effective amendments.

The Company acknowledges the Staff’s comment.

25.	Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing

Mr. Kevin Rupert

February [    ], 2013

should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to the comment, please indicate this fact in your supplemental letter and briefly state the basis for your position. You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

The Company acknowledges the Staff’s comment.

*                *                 *

Mr. Kevin Rupert

February [    ], 2013

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0805, or Brad Sayler at (202) 383-0837.

Sincerely,

Harry S. Pangas

HP/gth

Attachments